

January 26, 2011

Mr. Donny Smith
President
Segway IV Corp.
213 South Oak Avenue
Owatonna, MN 55060

> **Re: Segway IV Corp.**
> **Item 4.01 Form 8-K**
> **Filed January 21, 2011**
> **File No. 000-30327**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note in your response letter dated January 11, 2011 that you have contacted the accounting firm of Kiesling Associates LLP to engage them to perform both the re-audit of the 2009 and audit of the 2010 financial statements. Please confirm to us that you will amend your Form 8-K to provide the disclosures required by Item 304(a)(2) of Regulation S-K within four business days after you engage your new accountant.

2.   In an amended Form 8-K, please state whether the decision to change accountants was recommended or approved by any audit or similar committee of the board of directors, if the Company has such a committee; or the board of directors, if the Company has no such committee. Refer to Item 304(a)(1)(iii) of Regulation S-K.

3.   Please obtain an Exhibit 16 letter from Gately and Associates, LLC and file this letter in an amended Form 8-K, pursuant to Item 304(a)(3) of Regulation S-K. To the extent you are unable to obtain such letter at the time you file your amended Form 8-K, please disclose this fact in the filing.

4. We note in your response letter dated January 11, 2011 that Kiesling Associates LLP ("Kiesling") assisted the Company with the 2nd and 3rd quarter Form 10-Q filings. Please be advised that pursuant to Rule 2-01(c)(4) of Regulation S-X an accountant is not independent if, at any point during the audit and professional engagement period, the accountant provides non-audit services to an audit client, including bookkeeping or other services related to the accounting records or financial statements of the audit client. To the extent that you have engaged or plan to engage Kiesling, tell us all relevant facts and circumstances you considered to conclude that Kiesling was independent both in fact and in appearance.

5. Please upload your response letter dated January 11, 2011 to EDGAR as Correspondence.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services